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                                                                January 25, 2007

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

           RE: SHANDA INTERACTIVE ENTERTAINMENT LIMITED
               FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILE NO. 0-50705

Dear Ms. LaMothe

     Reference is made to the letter received from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated November 27, 2006 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "Form 20-F") of Shanda Interactive Entertainment Limited (the "Company").

     For your convenience, we have included your comments in this response letter in bold form and provided our responses thereon accordingly. Our responses to the comments are as follows.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

NOTE 17 -- CONVERTIBLE DEBT, PAGE F-35

1. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT ONE. HOWEVER, APB 14 ADDRESSES THE ACCOUNTING FOR THE CONVERSION FEATURES OF THE DEBT AND NOT THE ACCOUNTING FOR THE INTEREST. ACCORDINGLY, PLEASE TELL US HOW YOU COMPLIED WITH THE PROVISIONS OF APB 21 REGARDING IMPUTING INTEREST FOR YOUR ZERO COUPON CONVERTIBLE DEBT. REFERENCE IS ALSO MADE TO THE GUIDANCE FOUND IN EITF 85-17.

     We respectfully advise the Staff that our zero coupon convertible debt was issued at face value without any discount. Additionally, there were no embedded derivatives, including the conversion option (see our response letter dated November 14, 2006), that need to be bifurcated from the debt contract. Accordingly, the zero couple convertible debt was recorded at face value without any discount. We have considered the guidance in APB 14, APB 21, and EITF 85-17 and do not believe that interest can or should be imputed. EITF 85-17 provides guidance that interest should be imputed for convertible debt even when there are forfeiture provisions and that such imputed interest should be recognized in capital upon conversion. We believe such guidance is applicable to situations
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where the convertible debt was issued at a discount or where there are embedded derivatives that are bifurcated from the debt contract. However, as our zero coupon convertible debt was issued at face value and there were no other embedded derivatives that were bifurcated from the convertible debt, there is no interest to be imputed.

     Additionally, we respectfully advise the Staff that debt issuance costs have been recognized as other long-term assets and amortized as interest expense over a period of three years from the date of issuance to the first date when we may be required to repurchase the principal amount.


2. WE NOTE YOUR RESPONSE TO COMMENT 4. PLEASE UPDATE US ON YOUR COURSE OF ACTION AS IT RELATES TO THE INCLUSION OF THE OTHER AUDITORS' REPORT AND RELATED CONSENT.

     The report of the auditors of Actoz Soft Co., Ltd. ("Actoz"), Woori Accounting Corporation ("Woori"), made reference to the report of another auditor whose work was not carried out in accordance with US generally accepted auditing standards. As such, that report would not be suitable for inclusion in our Form 20-F. Subsequently, Woori has performed additional audit procedures which permitted them to re-issue their auditors' report without any reference to the other auditors' report. Consequently, we kindly submit that the inclusion of the other auditors' report and related consent is no longer required to be included in our filings on Form 20-F. As Woori has re-issued their auditors' report, we plan to file the re-issued audit report in an amendment to the Form 20-F as soon as practical.

                                      * * *

     In connection with responding to the Staff's comments, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

     o Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-21-5050-4740 ext. 8856. To ensure that any further correspondence is received by us in a timely manner, please fax all correspondence to +86-21-5080-5132 for my attention.




                                        Sincerely,


                                        /s/ Daniel Zhang

                                        Daniel Zhang
                                        Vice President & Chief Financial Officer

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